Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund Receives Meeting Requisition from Holders of Class A Non-Voting Shares

June 18, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) today announced that it has received a requisition from Sprott Asset Management LP stated to be on behalf of registered holders and/or beneficial owners of not less than 5% of the issued and outstanding Class A non-voting shares in the capital of Central Fund. The requisition asks that the Board of Directors (the "Board") call a special meeting of holders of Class A shares for the purposes of considering: (i) advisory resolutions in respect of Central Fund exercising the option to terminate the Amended and Restated Administrative and Consulting Agreement between Central Fund and The Central Group Alberta Ltd. ("CGAL"), pursuant to which CGAL administers the business and affairs of Central Fund, (ii) an advisory resolution directing the Board to consider the desirability of implementing redemption features that would allow for the redemption of Class A shares for physical bullion, (iii) a special resolution of the holders of Class A shares to amend the articles of Central Fund to provide for voting rights for Class A shares, and (iv) the removal of the incumbent directors of Central Fund from office and electing to the Board the nominees submitted by Sprott Asset Management LP.

The Board is in the process of considering the requisition, including its validity and whether the matters sought to be put before the special shareholders’ meeting are proper items to be voted upon by holders of Class A non-voting shares. The Board will provide an update to the shareholders of Central Fund following due consideration and advice from counsel.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At June 17, 2015, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878